April 19, 2021

TSX Venture Exchange
British Columbia Securities Commission Alberta Securities Commission Saskatchewan Financial Services Commission The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission Nova Scotia Securities Commission Prince Edward Island Securities Office Autorité des marchés financiers
Government of Newfoundland and Labrador Financial Services Regulation Division

Dear Sirs:

Re:    Exro Technologies Inc. (the “Company”)
    Notice Pursuant to National Instrument 51‐102 ‐ Change of Auditor

As required by the National Instrument 51‐102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated April 19, 2021 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR‐HILTON LABONTE LLP CHARTERED PROFESSIONAL ACCOUNTANTS